10026051

SEC Mail Processing Section
FEB 26 2010
Washington, DC
105

SEC... ...ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curian Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Douglas Townsend 720-489-6525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curian Clearing LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MASHELL M. PETERSEN NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 07/09/2012

Notary Public

Signature

SVP, Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Index to Financial Statements and Supplementary Information

Report of Independent Registered Public Accounting Firm

The Board of Managers and Member
Curian Clearing LLC:

We have audited the accompanying statement of financial condition of Curian Clearing LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curian Clearing LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These supplemental schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP
KPMG LLP

Denver, Colorado
February 24, 2010

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	17,743,568
Cash segregated under federal regulations		34,050,807
Receivable from customers		203,633
Receivable from noncustomers		304,423
Receivable from affiliates		772,947
Marketable securities owned, at market		131,928
Deposits with clearing organizations		2,010,000
Prepaid and other assets		444,180
Total assets	$	55,661,486

Liabilities and Member's Equity

Liabilities:		
Payable to customers	$	36,723,995
Customer drafts outstanding		5,958,236
Accounts payable and other accrued expenses		1,467,595
Payable to affiliates		635,059
Total liabilities		44,784,885
Member's equity:		
Capital contribution		22,632,837
Accumulated deficit		(11,756,236)
Total member's equity		10,876,601
Total liabilities and member's equity	$	55,661,486

See accompanying notes to financial statements.

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Operations

Year ended December 31, 2009

Revenues:		
Clearing and custody fees	$	11,374,694
Proxy service fees		7,361,345
Placement agent and servicing fees		203,230
Interest and dividends		120,160
Other income		273,312
Total revenues		19,332,741
Expenses:		
Compensation and benefits		7,691,144
Occupancy and equipment		3,101,060
Proxy service expenses		3,805,070
Communications		236,676
Data processing expenses		520,773
Professional fees		814,295
Regulatory fees		223,546
Clearing charges		115,119
Other expenses		1,925,700
Total expenses		18,433,383
Net income	$	899,358

See accompanying notes to financial statements.

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Member's Equity

Year ended December 31, 2009

	Capital contribution	Accumulated deficit	Total member's equity
Balance at December 31, 2008	$ 21,632,837	$ (12,655,594)	$ 8,977,243
Capital contribution	1,000,000	—	1,000,000
Net income	—	899,358	899,358
Balance at December 31, 2009	$ 22,632,837	$ (11,756,236)	$ 10,876,601

See accompanying notes to financial statements.

CURIAN CLEARING LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net income	$	899,358
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in cash segregated under federal regulations		(8,143,322)
Decrease in receivable from noncustomers		146,311
Increase in receivable from affiliates		(534,080)
Decrease in marketable securities owned		9,754
Increase in prepaid and other assets		(243,266)
Increase in net payable to customers		17,755,193
Increase in accounts payable and other accrued expenses		78,401
Increase in customer drafts outstanding		1,681,968
Decrease in fails to receive		(1,315,035)
Decrease in payable to affiliates		(1,539,795)
Net cash provided by operating activities		8,795,487
Cash flows from financing activity:		
Proceeds from member capital contribution		1,000,000
Net cash provided by financing activity		1,000,000
Increase in cash and cash equivalents		9,795,487
Cash and cash equivalents, beginning of year		7,948,081
Cash and cash equivalents, end of year	$	17,743,568
Supplemental cash flow information:		
Interest paid	$	35,836

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

Curian Clearing LLC (the Company) is a wholly owned subsidiary of Jackson National Life Insurance Company (Jackson), which has provided all of the funding for the Company's start-up operations. Jackson in turn is an indirect, wholly owned subsidiary of Prudential plc. Jackson is the sole member of the Company and is entitled to elect and remove the Managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation or liability of the Company, except to the extent expressly assumed. Management believes that Jackson will continue to provide equity funding for the Company's operations through at least January 1, 2011 if needed.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company provides clearing operations to clear transactions for Curian Capital, LLC (Capital), an affiliated company.

(b) Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting. Proprietary securities transactions and customers' securities transactions are reported on a settlement date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in nonfederally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

(d) Cash Segregated Under Federal Regulations

Cash of $34,050,807 has been segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3. The amount in the reserve bank account on December 31, 2009, including the subsequent day's deposit, was $201,100 in excess of the required deposit of $42,484,707.

(e) Marketable Securities

The Company owns marketable equity securities, which are classified as trading securities for financial reporting purposes. The securities are valued at market value based upon exchange quoted prices. All realized and unrealized gains and losses are included in "other income" in the accompanying Statement of Operations.

(f) Fails to Receive

Fails to receive represents the amount of money owed for the purchase price of securities which have been purchased but which were not received on the settlement date for the trades. This liability will be paid when the securities are received by the Company.

(g) Revenue Recognition

The Company recognizes revenues for providing clearing and custody services to Capital on a monthly basis based upon the average assets under management for the month. Capital pays these revenues to the Company on a monthly basis.

The Company, under contract with an unaffiliated third party vendor, also provides proxy distribution and tabulation services to registrants of securities held in the Company's customer accounts. Revenues for these proxy services are recognized when realizable, earned and reasonably estimable. The Company receives cash proceeds from these revenues, net of the costs of the third party vendor in providing the services, on a quarterly basis.

(h) Income Taxes

Effective January 1, 2007, the Company adopted the authoritative guidance under generally accepted accounting principles related to the accounting for uncertainty in income taxes. Jackson evaluates tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. Previously, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. Jackson has concluded that there was no impact related to uncertain tax positions on the results of operations of the Company for the year ended December 31, 2009. Adoption of the standard did not have a material impact on the Company's financial position and results of operations. Jackson's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company and the earliest tax year subject to examination is 2006.

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for United States federal or state income taxes in the accompanying financial statements. If the Company had been a separate taxable entity, it would not have recorded any tax benefit due to the

existence of net operating losses and the uncertainty of the recovery of the resulting deferred tax asset.

(i) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent to $250,000, or 2% of "aggregate debit items," whichever is greater, as these terms are defined. At December 31, 2009, the Company had net capital of $9,304,979, which was $9,054,979 in excess of its requirement.

(3) Related-Party Transactions

The Company participates in a cost allocation plan with other wholly owned subsidiaries of Jackson as well as a cost allocation plan with Capital. Under the allocation plans, operating expenses are allocated between the subsidiaries of Jackson, and between the Company and Capital, based on applicable criteria as defined in the plans. Because of these agreements, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. For the year ended December 31, 2009, $12,711,795 of expenses were charged to the Company under the plans.

The Company has entered into a $20,000,000 Unsecured Revolving Pay-In-Kind Note (the Note) with Jackson through June 14, 2011 that allows the Company to borrow amounts as needed in minimum increments of $100,000. The Note carries a commitment fee of 0.10% per annum and interest on any outstanding borrowings at LIBOR plus 2.00% per annum. At December 31, 2009, the Company did not have any outstanding borrowings under the Note.

(4) Regulatory Pronouncements

In October 2003, the FINRA issued Notice to Members 03-63 (NTM 03-63), which outlines the SEC guidance on the recording of expenses and liabilities by broker-dealers. On July 11, 2003, the SEC Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or adjust the broker-dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation plans referred to in note 3.

(5) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 24, 2010, the date the financial statements were available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009

Net capital:		
Total member's equity qualified for net capital	$	10,876,601
Deductions to determine net capital:		
Nonallowable assets:		
Receivable from noncustomers		304,423
Receivable from affiliates		772,947
Prepaid and other assets		444,180
Net capital before haircuts on securities positions		9,355,051
Haircuts on securities positions:		
Money market funds		18,137
Stocks		31,935
Net capital		9,304,979
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation		250,000
Total net capital requirement		250,000
Excess net capital	$	9,054,979
Net capital in excess of:		
5% of aggregate debit items or 120% of minimum net capital if greater	$	9,004,979

Note: The computation of net capital under Rule 15c3-1 as of December 31, 2009, computed by the Company and filed with Financial Industry Regulatory Authority on January 22, 2010, does not differ materially from the above calculation which is based upon audited financial statements.

See accompanying report of independent registered public accounting firm.

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation for Determination of Customer Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	42,682,231
Total credit items		42,682,231
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		203,633
Aggregate debit items		203,633
Less 3% charge		(6,109)
Total debit items		197,524
Reserve computation:		
Excess of total credit items over total debit items	$	42,484,707
Amount held on deposit in "Reserve Bank Account"	$	34,050,807
Amount of deposit		8,635,000
New amount in "Reserve Bank Account" after adding deposit	$	42,685,807
Date of deposit		January 4, 2010

Note: The computation of reserve requirement under Rule 15c3-3 as of December 31, 2009, computed by the Company and filed with Financial Industry Regulatory Authority on January 22, 2010, does not differ materially from the above calculation which is based upon audited financial statements.

See accompanying report of independent registered public accounting firm.

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)
Information Relating to the Possession or Control Requirements

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$0
A. Number of items	0
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal "business operations" as permitted under Rule 15c3-3	$0
A. Number of items	0

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer

The Board of Managers and Member
Curian Clearing LLC:

In planning and performing our audit of the financial statements of Curian Clearing LLC (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 24, 2010

KPMG

CURIAN CLEARING LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Financial Statements and Supplementary Information

December 31, 2009

(With Report of Independent Registered Public Accounting Firm
and Supplemental Report on Internal Control)